To Board of Directors
Quipp, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 of Quipp, Inc., file numbers 333-6355 and 333-75085, of our report dated February 19, 1999, relating to the consolidated balance sheets of Quipp, Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1998, which report appears in the December 31, 1998 annual report on Form 10-K of Quipp, Inc.




/ s / KPMG LLP
Miami, Florida
February 19, 1999
(Except NOTE 13 which is dated March 8, 1999.)